UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION:                      AMOUNT OF FILING FEE:
$15,081,566                                 .........$3,016

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 212,817 SHARES OF SERIES A PREFERRED STOCK AT THE TENDER OFFER PRICE OF $16.80 PER SHARE, THE PURCHASE OF 297,746 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $17.15 PER SHARE, AND THE PURCHASE OF 304,757 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $21.00 PER SHARE.

  [ ] Check  box if any  part of the fee is  offset  as  provided  by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable  Form or Registration No.: Not applicable
Filing Party: Not applicable            Filed: Not applicable

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [   ] third-party tender offer subject to Rule14d-1.

         [ X ] issuer tender offer subject to Rule 13e-4.

         [   ] going-private transaction subject to Rule13e-3.

         [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Dynex Capital, Inc., a Virginia corporation ("Dynex"), to purchase shares of its Series A preferred stock (the "Series A Preferred Stock"); shares of its Series B preferred stock (the "Series B Preferred Stock"), and shares of its Series C preferred stock (the "Series C Preferred Stock", and collectively, the "Preferred Stock") all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2001 (the "Offer to Purchase"), and the related Letters of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A), (a)(1)(B)(i), (a)(1)(B)(ii) and (a)(1)(B)(iii). Each share of Preferred Stock has a par value $0.01. Pursuant to the Offer, Dynex will purchase up to 212,817 shares of its Series A Preferred Stock at a purchase price of $16.80 per share, up to 297,746 shares of its Series B Preferred Stock at a purchase price of $17.15 per share, and up to 304,757 shares of its Series C Preferred Stock at a purchase price of $21.00 per share (or in each case such lesser number of shares as are properly tendered and not properly withdrawn). The purchase price per share is net to the seller in cash, without interest thereon. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased may be increased to 217,073 shares of Series A Preferred Stock, to 303,701 shares of Series B Preferred Stock, and to 310,853 shares of Series C Preferred Stock.

         All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER   DESCRIPTION

(a)(1)(A)         Offer to Purchase dated September 6, 2001.

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees September 6, 2001.

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated September 6, 2001.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)         Press Release dated September 6, 2001.

(a)(2)-(5)        Not applicable.

(b)               Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(g)               Not Applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         DYNEX CAPITAL, INC.




                                         By:  /s/ Thomas H. Potts
                                              ----------------------------------
                                              Thomas H. Potts
                                              President

Dated: September 6, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION


(a)(1)(A)         Offer to Purchase dated September 6, 2001.

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 6, 2001.

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated September 6, 2001.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)         Press Release dated September 6, 2001.

(a)(2)-(5)        Not applicable.

(b)               Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(g)               Not Applicable.